UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2020 RESULT AND BUSINESS UPDATES

Seoul, South Korea – February 16, 2021– GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary unaudited financial result for the fourth quarter ended December 31, 2020 and business updates.

PRELIMINARY UNAUDITED FOURTH QUARTER 2020 FINANICIAL RESULT

Revenue and operating profit

Tentative consolidated revenue for the fourth quarter of 2020 is KRW 112 billion and operating profit is KRW 27 billion. The preliminary fourth quarter result is mainly attributed by decreased revenues from Ragnarok Origin in Korea, Ragnarok Online in Thailand and Ragnarok M: Eternal Love representing a 14.7% decrease QoQ. This decrease is partially offset by increased revenues from Ragnarok X: Next Generation launched in Taiwan, Hong Kong and Macau on October 15, 2020.

Unaudited preliminary consolidated revenue for 2020 is KRW 406 billion and operating profit is KRW 88 billion.

The preliminary 2020 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2020, will be provided by our annual report for the fiscal year ended December 31, 2020 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 182 billion as of December 31, 2020.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is being prepared for launch in Japan in 1st half of 2021.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation is being prepared for launch in Southeast Asia in 1st half of 2021.

•	The Labyrinth of Ragnarok, a Time Effective MMO mobile game

The Labyrinth of Ragnarok was launched in Thailand and Indonesia on December 1, 2020 and is expected to be launched in global including Korea (except Taiwan, Hong Kong, Macau, China and Japan) on March 23, 2021.

•	Other Ragnarok Online IP-based games

The Lost Memories: a Song of Valkyrie, a Story RPG mobile game, is expected to be launched in Thailand in 2nd half of 2021. The game was developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Battle Academy, a Battle Royal RPG mobile game, is being prepared to be launched in Thailand in the 1st half of 2021.

Other IP games

Tera Classic, a MMORPG mobile game, was launched in Japan on January 29, 2021. The game is published by Gravity Game Arise Co., Ltd (“Gravity Game Arise”), a subsidiary in Japan.

The Lord, a SRPG mobile game, will be launched in Southeast Asia (except Indonesia and Vietnam) on February 23, 2021, and is expected to be launched in Indonesia and Vietnam in 1st half of 2021.

CPBL Pro-baseball 2021 (Tentative title), a Sports mobile game, is expected to be launched in Taiwan, Hong Kong and Macau in 1st half of 2021.

NBA Project

Gravity has completed the Product License Agreement with the National Basketball Association (NBA) and National Basketball Players Association (NBPA) to develop a NBA licensed mobile game. The game will be published by Gravity Game Arise in Japan, and Gravity will expand its service to other markets in the contract regions in order. Both mobile platforms, iOS and Android, will be available for the game.

Our New Subsidiary

Gravity established Gravity Game Hub PTE., Ltd (“Gravity Game Hub”), a subsidiary in Singapore, on January 4, 2021. Gravity will expand various game services including Ragnarok Online IP based games throughout Gravity Game Hub in Singapore, Philippines and Malaysia.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, preliminary results of the fourth quarter in 2020 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 93 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2020 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Hye Ji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 16, 2021